August 12, 2005
VIA HAND DELIVERY and VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel, Mail Stop 0407

RE:	LCC International, Inc. Form 10-K for the year ended December 31, 2004 Filed March 23, 2005 Form 10-Q for the quarter ended March 31, 2005 Filed May 10, 2005 File No. 0-21213
Ladies and Gentlemen:
     The following are the responses to the comments of the Commission in its letter of July 18, 2005 in connection with the filing by LCC International, Inc. of the above-referenced documents. To facilitate your review we have included your numbered comments along with the related responses.
     The Company has provided certain supplemental disclosure in hard copy only and has not submitted this information to the Commission electronically via EDGAR.
Item 7 Management’s Discussion and Analysis, page 24
1. A review of the MD&A shows that you did not discuss the profitability measure of each segment consistent with the measure disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06). Please revise in future filings or advise.
     In future filings, we will expand the MD&A captions for operating expense and other income (expense) to include segment information, so that the reader may reconcile segment profitability in MD&A to the segment reporting footnote under SFAS 131.
Consolidated Statements of Operations, page 41
2. In future filings, please revise the statements to comply with SAB Topic 11:B. We note that you exclude depreciation and amortization from the line item for “cost of revenues”.
     In future filings, we will revise our Statement of Operations to read “Cost of revenue (exclusive of depreciation shown separately below)”.

Note 7 Restructuring Charge, page 51
3. In regard to the restructuring cost, please tell us how you determined that you would not use the abandoned office space for the remainder of the lease term, for example, did you contemplate or attempt to terminate or modify the lease agreement(s) for the office space that was abandoned? Also, tell us how much cost and effort you incurred to reoccupy your office space in McLean, VA that resulted in the $1.2 million restructuring reversal in 2004. In future filings, please disclose in greater detail the events leading up to your reoccupation of office space and conclusion that the restructuring accrual related to the office space had been overestimated.
     Approximately 30 employees were occupying 8,600 square feet in our London office. Once the number of employees was reduced to fewer than 10, with consolidation to one of the five levels of the facility, it became apparent that the remainder of the space could not be utilized. There was no anticipated future use for the space by the company given its then current business projections. There was no incentive for the landlord to modify the lease as the real estate market in the surrounding area was soft and current rental rates were below those we were committed to.
     Our initial charge for London was based on our lease commitment offset by our projected sublease income. Subsequently, we secured a tenant both in advance of our projections and at more favorable lease terms, causing a recovery of $0.6 million.
     In the McLean, Virginia office, space requirements diminished due to the sale of our products division, a reduction in force and the trend for our employees to work on site with our customers. As in London, McLean was committed to lease the whole building. From approximately 155,000 square feet, we determined that approximately 40,000 were required. There was no anticipated future use of the space based on the then current business projections. There was no incentive for the landlord to modify the lease as the real estate market in the surrounding area was soft and current rental rates were below those we were committed to.
     Our initial charge for McLean was based on our lease commitment offset by our projected sublease income. Subsequently, after unsuccessful lease attempts, we determined that approximately 2,000 square feet was unlikely to be leased due to its configuration. It was determined that additional space was needed to accommodate two new business ventures. Therefore, we reoccupied one wing on a floor (approximately 8,000 square feet), resulting in a recovery of approximately $0.6 million.
     While there was significant internal effort involved, the cost of reoccupying the McLean space was limited to the time incurred by internal facilities employees.
     In future filings, we will disclose in greater detail any events leading to changes in these accruals.
Note 11 Business Combinations, page 54
4. Please tell us in detail your consideration of EITF 96-16 in your decision to present consolidated financial results for Detron. Specifically, tell us whether the minority interest party had substantive participating rights as defined in EITF 96-16.
     The minority interest party in Detron did not have any substantive participating rights as defined by EITF 96-16. Supervision of Detron was under the control of a Supervisory Board composed of four Directors, with two nominated by each investor. The Company nominated the

Chairman of the Supervisory Board (one of the four Directors). Should there be a tied vote, the vote of the Chairman would be decisive on 1) matters relating to the approval, adoption or modification of the annual business plan and operating budget and on 2) all issues relating to investments, divestments, bank financing, capital increases or similar matters including, without limitation, capital calls on the shareholders, mergers, acquisitions, the sale of all or substantially all of the assets or capital stock of Detron, a proposal to terminate the business of Detron, a proposal for the bankruptcy, moratorium, liquidation of dissolution of Detron, the issuance of any shares or rights convertible into shares of the Detron, and other similar matters.
     In addition, the Company had the contractual right to buy out the interest of the minority shareholder. This right to buyout was “prudent, feasible, and substantially within the control” of the Company.
5. Also please tell us the amount of minority interest in income (or loss) of consolidated subsidiaries for all fiscal years presented and where it is included in your consolidated statements of operations.
     The amounts of minority interest income included in our consolidated statement of operations under the caption “Other income (expense)” were:

(Thousands)	2002	2003	2004	2005
Q1	-	241	-	—
Q2	-	6	24	na
Q3	-	-	-	na
Q4	-	-	-	na
Total	-	247	24	na

     The 2003 amounts related to the 49% minority shareholder interest in Detron. The 2004 amount related to the 30% minority shareholder interest in LCC Espana.
     The minority shareholder interest in LCC Espana was bought out by the company in September 2004, and the minority shareholder interest in Detron was bought out by the company in May 2005. Both investments are now 100% owned by the company.
6. Using the guidance in paragraphs 30-31 of SFAS 142, tell us in detail how you determined your reporting unit(s) for purposes of performing your goodwill impairment test.
     The Company performed its goodwill impairment test on the EMEA operating segment. This operating segment is comprised of in excess of ten business units each representing a country in the region. Each business unit has a general manager with separate financial statements reviewed by the EMEA Vice President of Operations and the EMEA Senior Vice President. We aggregated these business units as the Company manages and reports them as one reporting unit. Any business acquisitions within the region are made to enhance the performance of the operating segment as a whole. In other words, we believe this treatment supports the objectives of FAS 131, to disclose information about the business as management views it internally.
     Each of these countries provides similar products and services (high level technical consulting, system design and turnkey deployment and operations and maintenance services), has a similar production process, has the same type or class of customer, and delivers and distributes the product in the same way. Individual business units have similar economic characteristics in that they operate under similar business models. These business models may vary in their pricing due to local conditions. Performance may also be volatile as projects ramp up and wind down and need to be replaced. However, the operating segment has had a similar long-term gross margin performance since its existence.
Note 13 Income Taxes, page 57
7. Provide us with a detailed analysis showing how you determined the appropriateness of your deferred tax asset valuation allowance for all periods presented
     FAS 109, Appendix A, paragraph 99-103 “Cumulative Losses in Recent Years” states that the standard for recognition of a deferred tax asset should be that it is more likely than not that the benefit of a deferred tax asset can be realized. Where there is a cumulative pretax loss for financial reporting purposes for the current year and two preceding years, that criterion requires positive evidence of sufficient quality and quantity to counteract negative evidence in order to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.
     Based on this guidance, we prepared a schedule showing the pretax income for years 2002 – 2004 for the entities with deferred tax assets. We adjusted this number for permanent differences (if applicable) and extraordinary items, added the three years and determined the cumulative income/(loss). The schedule shows a cumulative loss for all but two entities tested. This provides significant negative evidence regarding the ability of these loss-making entities to recognize the tax benefits from the deferred tax asset in the future.
     The Company has not been able to overcome this negative evidence. Therefore, it could not be assured beyond a reasonable doubt that the Company could realize a benefit from the deferred tax assets. As a result, a full valuation allowance was provided. The only remaining net DTA of $1.1 million relates to an NOL in the same amount as a deduction taken on a prior year tax return, for which a tax reserve was provided. If the IRS were to challenge the tax deduction, we should be able to carry back the NOL to the year in question, eliminating any additional taxable income.
     For LCC Europe AS and LCC S.E.H., we set up valuation allowances despite the fact that cumulatively over three years these entities were in an income position. The reason is that the Company has substantially ceased its business operations for those entities and therefore it is unlikely that the deferred tax assets will provide tax benefits in the future.
     We have supplementally provided a deferred tax analysis.
Note 15 Incentive Plans, page 60
8. On page 61 we note your offer to exchange all outstanding options under your 1996 Plan expired on November 20, 2001, please tell us the date when all legal and regulatory requirements for cancellation were met for all options tendered for exchange.
     November 20, 2001. On this date the Company accepted for exchange all of the outstanding options under the 1996 Plan and thus all legal and regulatory requirements for cancellation were met.

Note 19 Segment Reporting, page 64
9. Tell us in detail how you determined your operating segments under paragraphs 10-16 of SFAS 131. Also if you have aggregated operating segments into reportable segments, tell us how you determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics. In this regard, provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.
     The Company issues its monthly financial results according to its management structure, which is primarily regional. Results are consolidated and reported for three regions, the Americas (58.1% of revenue in 2004), EMEA (39.4% of revenue in 2004) and Asia Pacific (less than 1% of revenue in 2004). In addition, results are reported for corporate headquarters, training (less than 1% of revenue in 2004) and for a start up operation (1.6% of revenue in 2004). This internal format corresponds both to the Company’s SEC reporting and to the supplemental data sheet issued by the Company prior to its quarterly earnings discussion with analysts.
     With the exception of corporate headquarters and the training function (“...considered incidental to the activities of the enterprise”), each group “...engages in business activities from which it may earn revenue and incur expenses,” has its performance “...regularly reviewed by the enterprise’s chief operating decision maker” and has “...discrete financial information” available. The Americas and EMEA groups report to two of the Company’s three Senior Vice Presidents who in turn report to the Chief Executive Officer (“CEO”; the “chief operating decision maker”). The other units report up to Vice Presidents also reporting to the CEO. All four “segment managers” are directly accountable to and in communication with the CEO with whom they confer about “operating activities, financial results, forecasts,” and other plans for their groups. Under FASB Statement 131 (“FAS 131”), each of these units qualifies as an operating segment.
     The new business unit (exclusively within the Americas) was segregated for internal reporting both because it had minority investors and to highlight its performance.
     The Company reported the Americas and EMEA as reportable segments. Each entity had revenue, which exceeded 10% of the combined revenue of all operating segments. Neither the Asia Pacific region, nor the new business venture exceeded the revenue, profit or loss, or asset thresholds enumerated within FAS 131. The Company did not aggregate operating segments into reportable segments.
     We have supplementally provided a copy of the information given to our chief operating decision maker.
     Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.
Very truly yours,
/s/ Charles R. Waldron

Charles R. Waldron
Senior Vice President and Chief Financial Officer